UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Date of Report: September 11, 2019

(Date of earliest event reported)

Elegance Brands, Inc.
(Exact name of issuer as specified in its charter)

Delaware	82-3305170
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Elegance Brands, Inc.

8500 Wilshire Blvd, suite 700B

Beverly Hills, CA 90211

(Full mailing address of principal executive offices)

(424) 313-7471

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock, par value $0.0001 per share

Item 1. Fundamental Changes

On September 13, 2019, the Company changed its name from "Elegance Spirits, Inc." to "Elegance Brands, Inc." with the state of Delaware.

Item 6. Change in Control of Issuer

The below mentioned Consultant Agreement (“Consultant Agreement”) with Mr. Bharti is for services in exchange for 8,900,000 shares of the Company’s stock. This payment would cause Mr. Bharti to control 10% of the Company’s stock and thus, a beneficial owner.

Item 9. Other Events

On June 4, 2019, the Company entered into an agreement with Stan Bharti to provide consulting services related to marketing. Mr. Bharti shall receive 8,900,000 shares of the Company’s Super Common Shares in exchange for his services. A copy of the agreement is attached here as an exhibit.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Exhibit No.	Description of Exhibit
6.10	Agreement with Stan Bharti

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Elegance Brands, Inc.

Date: September 19, 2019	By:	/s/ Amit Raj Beri
Amit Raj Beri
CEO
Elegance Brands, Inc.

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